ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Animas Resources Ltd.,

We have audited the accompanying consolidated financial statements of Animas Resources Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Animas Resources Ltd. and its subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has limited working capital, no current sources of revenue and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 15, 2014

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
As of December 31
(Presented in Canadian dollars)

	Notes	2013	2012
Assets
Exploration and evaluation assets	7	$15,565,611	$14,519,189
Property, plant and equipment	9	8,628	14,655
Total non-current assets		15,574,239	14,533,844

Marketable securities	8	21,500	74,550
Prepaid expenses		4,250	26,790
Accounts receivable		4,918	10,714
Cash and cash equivalents		482,847	330,330
Total current assets		513,515	442,384

Total assets		$16,087,754	$14,976,228

Equity
Share capital	5	$23,124,013	$22,783,387
Reserves	5	5,968,976	5,034,489
Deficit		(13,692,461)	(13,202,728)
Total shareholders’ equity		15,400,528	14,615,148

Liability
Accounts payable and accrued liabilities		130,423	126,840
Due to related parties	10	306,803	134,240
Loan	10	-	100,000
Advance from GoGold	15	250,000	-
Total current liabilities		687,226	361,080

Total equity and liabilities		$16,087,754	$14,976,228

Nature of operations and going concern (Note 1)
Subsequent events (Note 15)

These consolidated financial statements were authorized for issue by the Board of Directors on April 15, 2014. They are signed on the Company's behalf by:

“John R. Wilson”	Director	“Mark T. Brown”	Director
John R. Wilson		Mark T. Brown

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
For years ended December 31
(Presented in Canadian dollars)

	Notes	2013	2012

Expenses
Professional fees		$261,862	$213,768
Management and consulting fees		137,127	75,520
Shareholders’ communication		24,852	36,666
Travel		15,871	5,828
Office		13,585	15,080
Insurance		11,585	13,551
Filing fees		10,618	11,223
Rent		9,000	9,000
Transfer agent fees		8,887	9,451
Share-based payments	5(d)	6,277	25,189
Depreciation	9	6,027	15,403
Bank charges and interest		1,491	1,718
Foreign exchange loss/(gain)		745	38,548
Corporate development		-	60,026
Write-off of exploration and evaluation assets		-	78,835
Total expenses		(507,927)	(609,806)

Other items:
Other income		16,737	111,572
Interest income		1,457	8,549
		18,194	120,121

Loss before tax		(489,733)	(489,685)
Income tax		-	-
Net loss		(489,733)	(489,685)
Exchange differences on translation of foreign operations		689,481	462,318
Available for sale marketable securities	8	(21,550)	53,050
Total comprehensive income for the year		$178,198	$25,683

Loss per share – basic and diluted	6	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		67,213,076	59,130,884

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Equity
For years ended December 31
Presented in Canadian dollars)

				Reserves
Issued and outstanding	Notes	Number of Shares	Share Capital	Warrants	Equity Settled Employee Benefits	Agent’s warrants	Available for sale marketable securities	Foreign currency translation	Deficit	Total Equity
Balance as at December 31, 2011		59,130,884	$ 22,783,387	$ 2,933,974	$ 2,464,689	$ 75,777	$ (34,500)	$ (946,008)	$ (12,713,043)	$ 14,564,276
Share-based payments	5(d)	-	-	-	25,189	-	-	-	-	25,189
Comprehensive income for the year		-	-	-	-	-	53,050	462,318	(489,685)	25,683
Balance as at December 31, 2012		59,130,884	22,783,387	2,933,974	2,489,878	75,777	18,550	(483,690)	14,615,148	14,615,148
Share issues:
Private placement	5(b)(i)	12,500,000	364,721	260,279	-	-	-	-	-	625,000
Share issue costs	5(b)(i)	-	(24,095)	-	-	-	-	-	-	(24,095)
Share-based payments	5(d)	-	-	-	6,277	-	-	-	-	6,277
Comprehensive (loss) for the year		-	-	-	-	-	(21,550)	689,481	(489,733)	178,198
Balance as at December 31, 2013		71,630,884	$ 23,124,013	$ 3,194,253	$ 2,496,155	$ 75,777	$ (3,000)	$ 205,791	$ (13,692,461)	$ 15,400,528

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For years ended December 31
(Presented in Canadian dollars)

	2013	2012

Cash flows from operating activities
Net loss	$(489,733)	$(489,685)
Adjustments to reconcile to net cash flows from operating activities:
Depreciation	6,027	15,403
Share-based payments	6,277	25,189
Shares received as option proceeds	-	(111,572)
Other income	(16,737)	-
Write-off of exploration and evaluation assets	-	78,835
	(494,166)	(481,830)
Changes in non-cash working capital items:
Accounts receivable	5,796	(4,490)
Prepaid expenses	22,540	(15,795)
Accounts payable and accrued liabilities	28,498	43,139
Due to related parties	172,563	118,193
Advance from GoGold	250,000
Net cash (used in) operating activities	(14,769)	(340,783)

Investing activities
Exploration and evaluation assets	(410,044)	(924,796)
Proceeds from sale of marketable securities	48,237	154,572
Net cash (used in) investing activities	(361,807)	(770,224)

Financing activities
Loan	(100,000)	(100,000)
Proceeds from issuance of share capital	625,000	-
Share issue costs	(24,095)	-
Net cash provided by financing activities	500,905	100,000

Effects of exchange rate changes on behalf of cash held in foreign currencies	28,188	74,901
Change in cash and cash equivalents	152,517	(936,106)
Cash and cash equivalents, beginning of the year	330,330	1,266,436
Cash and cash equivalents, end of the year	$482,847	$330,330

Cash and cash equivalents consist of:
Cash	$462,847	$331,330
GIC investments	20,000	20,000
	$482,847	$330,330

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES Ltd.
(An Exploration Stage Company)
Consolidated Schedule of Exploration and Evaluation Assets
(Presented in Canadian dollars)

	Balance January 1, 2012	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2012	Expenditures (write- off/ foreign exchange movement)	Balance December 31, 2013
Santa Gertrudis Property
Acquisition costs	$ 5,498,844	$ -	$ 5,498,844	$ -	$ 5,498,644
Annual mining taxes	984,500	248,837	1,233,337	215,980	1,449,317
Assaying	477,567	5,688	483,255	-	483,255
Camp and general	501,677	21,406	523,083	17,596	540,679
Drilling	1,712,543	-	1,712,543	-	1,712,543
Environmental costs	12,806	-	12,806	-	12,806
Field costs	23,164	-	23,164	-	23,164
Foreign value added tax credit (recovery)	215,899	(57,414)	158,485	(124,395)	34,090
Geology	1,332,737	93,059	1,425,796	49,711	1,475,507
Geophysical	793,870	-	793,870	-	793,870
Metallurgical consulting	5,646	-	5,646	-	5,646
Net smelter royalty payments	150,000	-	150,000	-	150,000
Office and administrative	173,032	31,426	204,458	6,968	211,426
Option payments	4,345,022	132,011	4,477,033	-	4,477,033
Resources calculation	339,051	-	339,051	-	339,051
Surface access fees	445,643	74,058	519,701	112,416	632,117
Travel	614,047	40,647	654,694	16,053	670,747
Wages	2,182,463	163,541	2,346,004	52,610	2,398,614
Write-off of exploration and evaluation assets	(5,000,000)	-	(5,000,000)	-	(5,000,000)
Foreign exchange movement	(1,457,943)	382,402	(1,075,541)	658,242	(417,299)
	13,350,368	1,135,661	14,486,029	1,005,181	15,491,210
Ariel Copper Property
Acquisition costs	26,170	-	26,170	-	26,170
Annual mining taxes	3,881	3,417	7,298	-	7,298
Assaying	3,663	-	3,663	-	3,663
Camp and general	1,285	-	1,285	-	1,285
Office and administrative	3,772	-	3,772	-	3,772
Option payments	-	24,915	24,915	-	24,915
Geology	7,588	-	7,588	-	7,588
Travel	1,577	-	1,577	-	1,577
Wages	2,567	-	2,567	-	2,567
Write-off of exploration and evaluation assets	-	(78,835)	(78,835)	-	(78,835)
Foreign exchange movement	(4,869)	4,869	-	-	-
	45,634	(45,634)	-	-	-
Desierto Property
Annual mining taxes	7,849	25,844	33,693	38,190	71,883
Foreign exchange movement	(679)	146	(533)	3,051	2,518
	7,170	25,990	33,160	41,241	74,401
TOTAL	$ 13,403,172	$ 1,116,017	$ 14,519,189	$ 1,046,422	$ 15,565,611

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).  Its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company is primarily engaged in the acquisition and exploration of mineral properties and owns a significant portion of the Santa Gertrudis gold deposit in Mexico.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

(a)

Statement of compliance

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

(b)

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The accounting policies set out in Note 3 have been applied consistently in all material respects.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IAS 32 (Amended in 2011) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

2.

BASIS OF PREPARATION (Continued)

(c)

Significant account judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

•

The determination that the Company will continue as a going concern for the next year;

•

The determination that there have been no events or changes in circumstances that indicate the carrying amount of exploration and evaluations assets may not be recoverable.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

The financial statements include the accounts of the Company and its subsidiaries as follows:

The Company’s subsidiaries are:

	% of Ownership	Jurisdiction	Principal Activity
First Silver Reserve, S.A. de C.V.,	100%	Mexico	Exploration Company
Recursos Escondidos, S.A. de C.V.,	100%	Mexico	Exploration Company
Compania Minera Chuqui, S.A. de C.V.,	100%	Mexico	Exploration Company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign currency translation reserve.

(c)

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation assets” into “Mine development”, all subsequent expenditures on the construction, installation or completion of infrastructure facilities is capitalized to “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing mines”.

All capitalized exploration and evaluation assets are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration and evaluation assets are not expected to be recovered, they are written off to the statement of comprehensive loss.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost and are depreciated annually on a straight line basis over their estimated useful lives.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in net loss in the statement of comprehensive loss.

The Company compares the carrying value of PPE to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(e)

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

These costs are charged to operations over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Financial instruments

The Company’s financial assets and financial liabilities are classified as follows:

•

Cash and cash equivalents are designated as “fair value through profit and loss” and are measured at fair value.

•

Accounts receivable are classified as “loans and receivables” and are measured at amortized cost.

•

Marketable securities are classified as “available-for-sale” and are measured at fair value.

•

Accounts payable and accrued liabilities, due to related parties, loans and advances are classified as “other financial liabilities” and are measured at amortized cost. At December 31, 2013 the recorded amounts approximate fair value.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Financial instruments (Continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Other financial liabilities - This category is recognized at amortized cost.

(g)

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.  Provided that the instruments are readily convertible at the period end date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents.

(h)

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

(i)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Share-based payment transactions

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(k)

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(l)

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

(m)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Income taxes (Continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

4.

GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, mineral exploration. The two key geographic segments are Canada and Mexico. The Company has no discontinued operations.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
As at December 31, 2013
Assets	$314,685	$15,773,069	$16,087,754

As at December 31, 2012
Assets	$218,745	$14,757,483	$14,976,228

For the year ended December 31, 2013
(Loss) for the year	$(348,578)	$(141,155)	$(489,733)
Capital (expenditures)	$-	$(410,044)	$(410,044)

For the year ended December 31, 2012
(Loss) for the year	$(258,242)	$(231,443)	$(489,685)
Capital (expenditures)	$-	$(924,796)	$(924,796)

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

5.

SHARE CAPITAL

(a)

Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

(b)

Details of issuances of common shares

At December 31, 2013, there were 71,630,884 (2012 – 59,130,884) issued and fully paid common shares.

Fiscal 2013

(i)

On May 10, 2013, the Company completed a non-brokered private placement for gross proceeds of $625,000 by issuing 12,500,000 units at $0.05 per unit (the “Unit”). Each Unit is comprised of one common share and a common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share for a period of 36 months at an exercise price of $0.10. All securities issued are subject to a four-month hold period expiring September 10, 2013. No finder’s fees were paid. A total of $24,095 was included in share issue costs. The fair value of $260,279 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.12%, an expected life of 3 years, annualized volatility of 114%, and a dividend rate of 0%.

(c)

Performance bonus pool

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. See Note 15.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

5.

SHARE CAPITAL (Continued)

(d)

Share purchase option compensation plan

The Company established a 10% rolling stock option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows: 25% vest 6 months after date of grant, 25% vest 9 months after the date of grant, and the remaining 50% vest 12 months after the date of grant.

The continuity of stock options for the year ended December 31, 2013 is as follows:

Expiry date	Exercise Price ($)	December 31, 2012	Granted	Exercised	Expired/ cancelled	December 31, 2013
January 15, 2013	1.60	75,000	-	-	(75,000)	-
June 17, 2013	1.40	545,000	-	-	(545,000)	-
September 5, 2013	1.35	300,000	-	-	(300,000)	-
June 9, 2014	0.58	475,000	-	-	(80,000)	395,000
July 6, 2014	0.66	30,000	-	-	-	30,000
September 11, 2014	1.12	230,000	-	-	-	230,000
November 17, 2014	1.16	205,000	-	-	(30,000)	175,000
September 15, 2015	0.43	655,000	-	-	(150,000)	505,000
September 19, 2016	0.24	200,000	-	-	-	200,000
November 8, 2017	0.10	100,000	-	-	-	100,000
Options outstanding and exercisable		2,815,000	-	-	(1,180,000)	1,635,000

Weighted average exercise price ($)		$ 0.86	-	-	1.22	$ 0.60

The weighted average remaining contractual life of options outstanding is 1.40 years (2012 – 1.65 years).

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2013 and 2012 were:

	2013	2012
Risk-free interest rate	1.28%	1.28 - 1.42%
Annualized volatility	108%	108 - 111%
Expected dividend yield	Nil	Nil
Expected option life in years	5 years	5 years

Based on these variables, share-based payments for the options vested during the year ended December 31, 2013 were $6,277 (2012 - $25,189).

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

5.

SHARE CAPITAL (Continued)

(e)

Warrants

Warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2012	Granted	Exercised	Expired/ cancelled	December 31, 2013
June 17, 2013	0.30	2,537,500	-	-	(2,537,500)	-
October 26, 2015 (1)	0.30	6,000,000	-	-	-	6,000,000
May 10, 2016	0.10	-	12,500,000	-	-	12,500,000
Warrants outstanding and exercisable		8,537,500	12,500,000	-	(2,537,500)	18,500,000
Weighted average exercise price ($)		$ 0.30	$ 0.10	-	$ 0.30	$ 0.16

The weighted average remaining contractual life of warrants outstanding is 2.18 year (2012 – 0.71 years).

(1)

On October 26, 2013, the Company extended the expiry date of 6,000,000 outstanding common share purchase warrants by an additional 24 months to October 26, 2015. Each warrant entitles the holder to purchase one common share of the Company at price of $0.30.Subsequently, on February 28, 2014, these warrants were cancelled as part of the GoGold takeover arrangement. See Note 15.

(f)

Agent’s Warrants

Agent’s warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2012	Granted	Exercised	Expired/ cancelled	December 31, 2013
June 17, 2013	0.20	105,000	-	-	(105,000)	-
Agent’s warrants outstanding and exercisable		105,000	-	-	(105,000)	-
Weighted average exercise price ($)		$ 0. 20	-	-	$ 0. 20	-

6.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2013 was based on the loss attributable to common shareholders of $489,733 (2012 – $489,685) and a weighted average number of common shares outstanding of 67,213,076 (2012 – 59,130,884).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

7.

EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Santa Gertrudis Property (Mexico)

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned by the Company.  The Company completed all its option payments in 2012 as follows:

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000	Paid
June 1, 2011	600,000	Paid
December 1, 2011	700,000	Paid

Total	$ 2,150,000

The 10 mineral claims were transferred into the Company’s name effective January 31, 2012.

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid
August 13, 2010	20,000	Paid
February 13, 2011	20,000	Paid
August 13, 2011	20,000	Paid
February 13, 2012	20,000	Paid
August 13, 2012	20,000	Paid
Final option payment	20,000	Paid

Total	$ 220,000

The claims were transferred into the Company’s name effective October 12, 2012.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended the original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued	-
July 24, 2010	100,000	Shares issued	-
January 24, 2011	110,000	Shares issued	-
July 24, 2011	127,500	Cash paid and 164,019 common shares issued	-
January 24, 2012	135,000	*	-
July 24, 2012	150,000	*	-

Total	$ 905,000		$ 45,000

* The Company and the optionor agreed to pay US$35,000 of the January 2012 payment on March 26, 2012, along with a US$20,000 extension fee and to postpone the 2012 payments to August 24, 2012 and February 24, 2013 respectively, to be paid in cash. In August 2012, the Company decided to let the option agreement lapse.

Ariel Copper Property (Mexico)

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.  On May 28, 2010, the Company signed the final option agreement with the vendor. On December 16, 2010, the Company and the optionor amended the original agreement and postponed the option payments.

On November 6, 2012, the Company terminated the mining option agreement for the Ariel Copper property and agreed to pay the vendor US$25,000 in lieu of all other payments required by the mining option agreement. The Company accrued US$25,000 on December 31, 2012 and wrote off $78,835 of its expenditures. On May 1, 2013, the Company made the US$25,000 payment to the optionor.

Desierto Property (Mexico)

In September 2011, the Company acquired the Desierto Project by way of staking. The Desierto property locates within the Sonora Gold Belt of western Sonora State, Mexico.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Kinsley Mountain Property (USA)

On September 20, 2011, the Company signed an assignment agreement to sell its interest in the Kinsley Mountain gold property to Pilot Gold Inc. (“Pilot Gold”). Pilot Gold agreed to acquire Animas’ interest in the option agreement for a cash payment of US$350,000 (paid in 2011), representing Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to the Company over a three year period. As a result, during the year ended December 31, 2013, the Company received the final 25,000 common shares (2012 – the Company received 75,000 common shares) and recorded $16,737 (2012 - $111,572) in other income from selling the marketable securities.

8.

MARKETABLE SECURITIES

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available-for-sale and valued at fair value.

December 31, 2013			December 31, 2012
Cost	Unrealized gain/(loss)	Fair market value	Cost	Unrealized gain/(loss)	Fair market value
$ 24,500	$ (3,000)	$ 21,500	$ 56,000	$ 18,550	$ 74,550

9.

PROPERTY, PLANT AND EQUIPMENT

	Vehicle	Office equipment	Exploration equipment	Total
Cost
Balance as at January 1, 2012	$36,028	$7,935	$17,381	$61,344
Balance as at December 31, 2012	36,028	7,935	17,381	61,344
Balance as at December 31, 2013	$36,028	$7,935	$17,381	$61,344

Accumulated depreciation
Balance as at January 1, 2012	$18,668	$6,744	$5,874	$31,286
Depreciation for the year	12,810	1,191	1,402	15,403
Balance as at December 31, 2012	31,478	7,935	7,276	46,689
Depreciation for the year	4,550	-	1,477	6,027
Balance as at December 31, 2013	$36,028	$7,935	$8,753	$52,716

Carrying amounts
As at January 1, 2012	$17,360	$1,191	$11,507	$30,058
As at December 31, 2012	$4,550	$-	$10,105	$14,655
As at December 31, 2013	$-	$-	$8,628	$8,628

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

10.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

For the year ended December 31, 2013

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share- based payments $(a)	Total $
John R. Wilson (b) Director, former Chief Executive Officer	26,735	n/a	n/a	Nil	26,735
Mark T. Brown (c) President, Chief Executive Officer	Nil	n/a	n/a	Nil	Nil
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	160,841	n/a	n/a	Nil	160,841
Total	187,576	n/a	n/a	Nil	187,576

For the year ended December 31, 2012

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share- based payments $(a)	Total $
John R. Wilson (b) Director, former Chief Executive Officer	112,784	n/a	n/a	23,648	136,432
Mark T. Brown (c) President, Chief Executive Officer	Nil	n/a	n/a	Nil	Nil
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	157,627	n/a	n/a	Nil	157,627
Total	270,411	n/a	n/a	23,648	294,059

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Mr. Wilson received a monthly amount of US$12,000 as management fees until April 2012. After May 2012, Mr. Wilson’s monthly management fee was reduced to US$8,000. Effective January 1, 2013, Mr. Wilson ceased to receive any benefits from the Company. Mr. Wilson resigned as the Chief Executive Officer on December 2, 2013, and remained as a director of the Company.

(c)

Mark T. Brown was appointed as the interim President and Chief Executive Officer on December 2, 2013.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

(d)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting, shareholders’ communication and management fees for an accounting and administrative team of four people during fiscal 2013 and 2012.

Due to related parties:	Services for	As at December 31, 2013	As at December 31, 2012

Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$ 280,068	$ 111,035
John R. Wilson	Management fees	26,735	23,205
Total		$ 306,803	$ 134,240

Loan:		As at December 31, 2013	As at December 31, 2012
Pacific Opportunity Capital Ltd.	Loan	-	$100,000(e)

(e)

As at December 31, 2013, the Company repaid its non-interest bearing loan in full to Pacific Opportunity Capital Ltd. The loan was used for operating expenditures.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

11.

INCOME TAX

A reconciliation of the income tax provision computed at statutory rates compared to the reported income tax provision is as follows:

	2013	2012
Net loss for the year	$(489,733)	$(489,685)
Statutory tax rate	27.88%	27.50%
Expected income tax recovery	(136,538)	(134,663)
Net adjustment for current, deductible and non-deductible amounts	(8,718)	21,879
Impact of change in tax rate	9,769	10,253
Unrecognized benefit of non-capital losses	135,487	102,531
Total income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets at December 31, 2013 and 2012 are as follows:

	2013	2012
Deferred income tax assets:
Non-capital loss carry-forwards	$940,420	$860,750
Share issue costs	16,080	20,613
Mineral properties	-	(197,177)
	956,500	684,186
Valuation allowance	(956,500)	(684,186)
Deferred income tax assets	$-	$-

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2033 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 2,000
2026	266,000
2027	175,000
2028	640,000
2029	759,000
2030	698,000
2031	428,000
2032	269,000
2033	380,000
$ 3,617,000

The future income tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2013	2012
Non-cash information
Shares received as option proceeds	$25,500	$101,000

Other items
Interest received	$1,457	$8,549

13.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, due to related parties and advance from GoGold approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. As at December 31, 2013, the Company had accounts payable of $112,837 (2012 - $109,250) denominated in United States dollars. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $500.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

December 31, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$482,847	$-	$-	$482,847
Marketable securities	21,500	-	-	21,500
	$504,347	$-	$-	$504,347

December 31, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$330,330	$-	$-	$330,330
Marketable securities	74,550	-	-	74,550
	$404,880	$-	$-	$404,880

14.

MANAGEMENT OF CAPITAL RISK

The Company considers its capital to be its shareholders’ equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

15.

SUBSEQUENT EVENTS

On December 4, 2013, GoGold Resources Inc. (“GoGold”) signed a Definitive Agreement with the Company to buy the Santa Gertrudis property for the following purchase price:

•

$250,000 deposit payable upon signing of the definitive agreement (received);

•

$4,750,000 payable on closing;

•

A 3% net smelter returns royalty for gold and silver and a 2% net smelter returns royalty for all other metals on the Santa Gertrudis project (the “NSR”). The NSR will be calculated and paid before any tax, VAT, or withholding tax. GoGold will also have the right to purchase one-third of the NSR at any time for $5 million; and,

•

Starting January 1, 2017, a minimum advance royalty of $250,000 annually for a period of 4 years in the event that the mine is not in production. These advance royalty payments will be credited against any payments of the NSR.

On December 30, 2013, in response to a hostile take-over bid by another company, GoGold announced their intent to make an offer to acquire all Animas’ outstanding common shares and warrants of the Company for $0.15 per common share.

Pursuant to the proposed GoGold offer, Animas shareholders would be entitled to receive $0.07 in cash and 0.0851 of a GoGold common share for each Animas common share validly tendered to the proposed offer. GoGold also offered one GoGold common share for each $0.94 of in-the-money value of the Animas warrants. The deadline for Animas’ shareholders and warrantholders to tender their shares and warrants to GoGold’s offer was February 28, 2014.

On March 3, 2014, the Company announced that as reported by GoGold as at 7:00 p.m. EST on February 28, 2014, a total of 60,187,546 common shares of Animas and 12,500,000 share purchase warrants representing in the aggregate 82.8% of the outstanding Animas shares (on a fully diluted basis), had been validly tendered to GoGold’s offer to acquire all of the outstanding Animas shares and Animas warrants.  The other 6,000,000 warrants with an exercise price of $0.30 were tendered and cancelled.

Animas is cooperating with GoGold on an orderly transition of Animas’ effective control to GoGold, with a view to minimize disruption to Animas’ key relationships, including its employees, customers, suppliers and other parties.  In addition, Dana Hatfield, Chief Financial Officer of GoGold, has been appointed to the Animas Board.

On March 6, 2014, the Company issued 2 million common shares as Bonus Shares as GoGold acquired over 70% of the issued and outstanding shares of the Company, triggering the performance bonus pool.

On March 7, 2014, GoGold and the Company entered into an agreement (the “Arrangement Agreement”) for a proposed arrangement (the “Arrangement”). The Arrangement constitutes the second step transaction for GoGold to acquire all the common shares of Animas (“Animas Shares”) not deposited in the take-over bid it launched on January 23, 2014, which expired on February 28, 2014, and all other outstanding Animas securities.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

(Presented in Canadian dollars)

15.

SUBSEQUENT EVENTS (Continued)

Under the terms of the Arrangement Agreement, holders of Animas Shares will receive $0.07 in cash and 0.0851 of a common share of GoGold (each a “GoGold Share”) for each Animas Share (for a deemed offer price of $0.15 for each Animas Share based on the closing price of GoGold Shares on December 27, 2013 (the “Offer Price”)), and one GoGold Share for each $0.94 of cumulative in-the-money value of Animas options (“Animas Options”), calculated using the Offer Price, rounded down to the nearest whole GoGold Share.

Under the terms of the Arrangement, Animas and GoGold have agreed to apply for an interim order of the Supreme Court of British Columbia to convene a special meeting of Animas’ shareholders to vote on the proposed Arrangement. The independent members of Animas’ board have received an opinion from their financial advisor, Edgecrest Capital Corporation (“Edgecrest”), that the consideration payable to Animas shareholders in the Arrangement is fair, from a financial point of view, to the shareholders of Animas (other than GoGold). Based on their own analysis and various other factors, including the fairness opinion, the independent members of Animas’ board unanimously approved the transaction and have recommended that shareholders vote in favor of the Arrangement. The special meeting is scheduled for April 16, 2014, with a March 13, 2014 record date. Animas’ motion for the interim order was completed on March 14, 2014.  GoGold is committed in the Arrangement Agreement to vote all of its Animas Shares it owns in favor of the Arrangement.

Full details of the transaction has been included in a management information circular, which was filed by Animas with the Canadian securities regulatory authorities and mailed to Animas shareholders on March 25, 2014. The circular contains full details on the terms of the proposed plan of arrangement, the factors considered by Animas’ independent directors as well as a summary and complete copy of Edgecrest’s fairness opinion.